UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The First Marblehead Corporation

File No. 1-31825 - CF#27610

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The First Marblehead Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 15, 2011.

Based on representations by The First Marblehead Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 99.2   through January 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Christian Windsor
        Special Counsel